SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 8)

                        SHOP AT HOME, INC.
                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)


                            825066 30 1
                           CUSIP Number)

                      C. Michael Norton, Esq.
                      Wyatt, Tarrant & Combs
                            Suite 1500
                         511 Union Street
                       Nashville, TN  37219
                          (615) 244-0020
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)



                       December 27, 1995
      (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /__/


     Check the following box if a fee is being paid with this statement.  /
/

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person..................SAH Holdings, L.P.

     S.S. or I.R.S. No. of
     above person......................................62-1539757

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions)....................AF, WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization....................................Tennessee

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................PN

<F*>See Item 5 below.

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person........................J.D. Clinton

     S.S. or I.R.S. No. of
     above person.................................SSN ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions)....................AF, WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization..........................................USA

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................IN

<F*>See Item 5 below.

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person.....Global Network Television, Inc.

     S.S. or I.R.S. No. of
     above person......................................62-1539759

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions)....................AF, WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization....................................Tennessee

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................CO

<F*>See Item 5 below.

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person......................W. Paul Cowell

     S.S. or I.R.S. No. of
     above person.................................SSN ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions).......................N/A

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization..........................................USA

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................IN

<F*>See Item 5 below.

     The purpose of this amendment is to update the disclosure about the plans, proposals and agreements of the reporting persons to dispose of shares of Common Stock of the Issuer, in order to report the termination of the proposed transaction whereby the reporting persons proposed to sell securities of the Issuer to Paxson Communications Corporation. The amendment also reports the acquisition of additional shares of Common Stock of the Issuer by SAH Holdings, L.P., from W. Paul Cowell, by exercise of an option. The amendment also deletes MediaOne, Inc., as a reporting entity. Items 2, 3, 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

CUSIP No. 825066 30 1

Item 2.   Identity and Background

     REPORTING ENTITY:

     a.   Name:                    SAH Holdings, L.P. ("SAH")
                                   a Tennessee limited partnership
     b.   Address:                 111 South Washington
                                   Brownsville, TN  38012
     c.   Occupation:              Not Applicable
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     REPORTING ENTITY/GENERAL PARTNER:

     a.   Name:                    Global Network Television, Inc. ("Global")
                                   a Tennessee corporation
     b.   Address:                 111 South Washington
                                   Brownsville, TN  38012
     c.   Occupation:              Not Applicable
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     REPORTING ENTITY/AFFILIATE OF GENERAL PARTNER:

     a.   Name:                    J. D. Clinton ("Clinton")
     b.   Address:                 Brighton 1604
                                   8231 Bay Colony Drive
                                   Naples, Florida 33963
     c.   Occupation:              Chairman, President and CEO
                                   Independent Southern   Bancshares, Inc.
                                   111 South Washington
                                   Brownsville, TN  38012
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA


     AFFILIATES OF GENERAL PARTNER:

     a.   Name:                    Danny J. Jackson
     b.   Address:                 111 South Washington
                                   Brownsville, TN 38012
     c.   Occupation:              Chief Financial Officer for J.D.Clinton

     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA

     a.   Name:                    Mortgage Funding Corporation("MFC")
     b.   Address:                 111 South Washington
                                   Brownsville, TN 38012
     c.   Occupation:              Not Applicable

     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     REPORTING ENTITY:

     a.   Name:                    W. Paul Cowell ("Cowell")
     b.   Address:                 5210 Schubert Road
                                   Knoxville, TN  37912
     c.   Occupation:              President
                                   William and Warren, Inc.
                                   5210 Schubert Road
                                   Knoxville, TN  37912
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             United States

Item 3.  Source and Amount of Funds or Other Consideration

     On January 3, 1996, SAH Holdings, L.P., acquired 236,003 shares of Common Stock of the Issuer from W. Paul Cowell ("Cowell") by exercising an existing option to acquire such shares for a total purchase price of $289,764.48. Thereafter, on January 4, 1995, SAH Holdings, L.P., acquired 139,656 shares of Common Stock of the Issuer from Cowell by exercising an existing option to acquire such shares for a total purchase price of $150,820.48. The funds for these acquisitions were from the working capital of SAH Holdings, L.P., which the partnership obtained as capital contributions made by its partners.

     Historical   information   with   respect  to  prior  acquisitions  of
securities of the Issuer included in this Schedule as originally filed and in prior amendments to this Schedule is omitted.

Item 4.   Purpose of Transaction

     See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

     On December 13, 1995, a letter of intent was executed between the Issuer, SAH, Global, MFC, Clinton and Paxson Communications Corporation ("PCC"), relating to their willingness to negotiate a transaction in which PCC would, among other things, acquire securities and rights to acquire securities of the Issuer. The letter of intent is attached as Exhibit L and incorporated herein by reference. On December 27, 1995, PCC notified the Issuer and the other parties to the letter of intent that PCC was terminating further negotiations regarding the proposed acquisition.

     On January 3, 1996, SAH Holdings, L.P., acquired 236,003 shares of Common Stock of the Issuer from Cowell by exercising an existing option to acquire such shares. Thereafter, on January 4, 1995, SAH Holdings, L.P., acquired 139,656 shares of Common Stock of the Issuer from Cowell by exercising an existing option to acquire such shares.

     Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
(v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     a.   Beneficial Interest:     SAH Holdings, L.P.
                                   Global Network Television, Inc.
                                   J.D. Clinton <F1>

          i.   Owned                    2,761,504 <F2>    (26.9%)
               Right to Acquire         3,630,989 <F3>    (27.3%)

          ii.  Sole Voting Power        1,492,493 <F4>    (12.8%)
               Shared Voting Power      5,584,099 <F5>    (46.8%)
               Sole Dispositive Power   5,798,397 <F6>    (43.6%)
               Shared Dispositive Power   594,096 <F7>     (5.8%)

<F1>    J.D. Clinton ("Clinton") is the sole shareholder of Global  Network
Television, Inc. ("Global"), and Global is the sole general partner of SAH Holdings, L.P. ("SAH"), a limited partnership. Clinton, Global, and SAH are reported as a group hereunder.

<F2>   SAH is the owner of 2,655,904  shares;  5,600  shares  are  owned by
Clinton's   wife;   and  100,000  shares  are  owned  by  Mortgage  Funding
Corporation ("MFC"), a corporation solely owned by Clinton.

<F3>   SAH holds warrants  to purchase a total of 1,650,000 shares.  Global holds warrants to purchase a total of 742,500 shares. SAH has an option to acquire 594,096 shares from W. Paul Cowell ("Cowell"). Global holds a convertible note ("Note") of the Issuer in the original principal amount of $2,000,000, under which, as of December 1, 1995, it had a right to convert to 644,393 shares.

<F4>    These  shares are made up of the following:  5,600 shares owned  by
Clinton's wife, 742,500 shares which would be owned by Global if it exercises its warrants, 100,000 shares owned by MFC, and 644,393 shares which would be owned by Global if it converted the Note on December 1, 1995.

<F5>   Pursuant to a Stock Purchase Agreement, dated June  9, 1993, SAH and
Cowell have agreed to vote their shares together for the election of Clinton as a director of the Issuer, for the election of a slate of one-half of the number of the remaining directors designated by SAH, and for the election of the remaining one-half designated by Cowell. The shares subject to this joint voting agreement are made up of the following:
2,655,904 shares owned by SAH, 1,650,000 shares which would be owned by SAH if it exercises its warrants, 1,093,251 shares owned by Cowell, 184,944 shares owned by a charitable remainder trust ("Trust") established by Cowell and for which he is the current income beneficiary. This joint voting agreement terminates upon the purchase of the 594,096 shares from Cowell by SAH pursuant to its option.

<F6>   These shares are made up of the following:   5,600  shares  owned by
Clinton's wife, 2,655,904 shares owned by SAH, 1,650,000 shares which would be owned by SAH if it exercises its warrants, 742,500 shares which would be owned by Global if it exercises its warrants, 100,000 shares owned by MFC, and 644,393 shares which would be owned by Global if it converts the Note.

<F7>   Shares owned by Cowell for which an option has been granted to SAH.



     b.   Beneficial Interest:          W. Paul Cowell

          i.   Owned                         1,278,195  <F8>   (12.4%)
               Right to Acquire                      0          (0.0%)

          ii.  Sole Voting Power                     0          (0.0%)
               Shared Voting Power           5,584,099  <F9>   (46.8%)
               Sole Dispositive Power          499,155  <F10>   (4.9%)
               Shared Dispositive Power        779,040  <F11>   (7.6%)

<F8>   Made up of 1,093,251 owned by Cowell and 184,944 owned by the Trust.

<F9>   See Note (5) above.

<F10>    Made  up  of the 1,093,251 shares owned by Cowell less the 594,096 shares subject to the option of SAH to purchase.

<F11>   Made up of the  594,096  shares  subject  to  the  option of SAH to purchase and 184,944 shares owned by the Trust, in which Cowell has a limited ability to change one of the beneficiaries.


     c. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock since December 13, 1995, the date of the last amendment to the Schedule 13D, except for the shares purchased by SAH Holdings, L.P., from Cowell described in Item 4, and except for 600 shares purchased by Clinton's wife on January 5, 1996, in an open market broker's transaction for a price of $2.00 per share.

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                              SAH HOLDINGS, L.P.

                              By: GLOBAL NETWORK TELEVISION, INC.


Date: January 9, 1996         By:   /S/ J.D. CLINTON
                                        J.D. Clinton, Chairman

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                              GLOBAL NETWORK TELEVISION, INC.


Date: January 9, 1996         By:    /S/  J.D. CLINTON
                                          J.D. Clinton, Chairman

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: January 11, 1996           /S/ W. PAUL COWELL
                                     W. Paul Cowell

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: January 9, 1996            /S/ J.D. CLINTON
                                     J.D. Clinton